

August 3, 2011

Via E-mail
Michael Hume
President and Chief Executive Officer
Blue Water Restaurant Group, Inc.
4021 McGinnis Fry Road
Suite 1436
Suwanee, GA 30024

> **Re: Blue Water Restaurant Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 22, 2011**
> **File No. 333-174557**

Dear Mr. Hume:

We have reviewed your responses to the comments in our letter dated July 18, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 5

Our Company, page 5

1. We note your response to our prior comment one. Please revise to move the information regarding the potential sale as a "public shell company," with the proceeds to Taurus, to one of the first paragraphs of this section. Please also define the term of the agreement.

2. Please revise to disclose here the amount of cash in your treasury as of the most recent practicable date.

Risk Factors, page 9

Company Risk Factors, page 10

In the event we are sold as a "public shell company," Taurus Financial Partners, LLC, page 14

3. We note your response to our prior comment two. Please revise to disclose, in detail, the potential structure of a transaction in which Taurus Financial, LLC would be entitled to all the gross proceeds of a sale in which you sell yourself as a "Public Shell Company." We note your disclosure on page 14 that, in such a transaction, you would issue new shares to the purchaser. Please address why a shareholder holding only 21.7% of your

shares would be entitled to the gross proceeds of such a sale of your shares. In this regard, we note that Taurus Financial, LLC is a holder of your common stock, with equal rights to all other holder of common stock, and that no shares of your preferred stock are issued or outstanding. Please also provide us with an analysis of how selling the company as a shell company and transferring all the proceeds of this sale to a single shareholder, at the expense of all other shareholders, would comply with Nevada corporate law.

Focusing all of our business interests entirely on the Caribbean region, page 11

4. We note your response to our prior comment seven. Please revise to provide a separate risk factor regarding the restrictions on transfer of funds and the "possibly significant" taxes you would pay to repatriate funds to the United States. Please discuss the tax laws applicable to the repatriation of funds and how these laws could potentially affect your ability to access profits made in the Caribbean, including how a delay in repatriation of any profits could limit your ability or make it more costly to conduct business within the United States. Specifically disclose how this could impact your shareholders.

Plan of Operations, page 26

5. We note your response to our prior comment 14 and reissue in part. Please revise to add a risk factor to disclose that the costs set forth in this section are merely estimates and that the costs of opening your restaurant may differ significantly.

6. We note your response to our prior comment 19 and reissue in part. Pleaser reconcile your disclosure on pages 18 and 30 that you intend to hire two managers with your disclosure on page 28 that you anticipate that your typical restaurant management staff will be comprised of a general manager, a kitchen manager and a bar manager.

Provide Dining Value, page 27

7. We note your response to our prior comment 17. Please revise to state that there is no guarantee you will be able to achieve or maintain the gross profit that you anticipate.

Proposed Milestones to Implement Business Operations, page 28

8. Please revise to clarify what you mean by your disclosure on page 29 that you will maintain "minimum operations" and keep all proceeds from this offering and any subsequent financing "in the bank" until you have sufficient funds to "pursue your business plan appropriately." In this regard, we note your disclosure on page 27 that if you fail to generate at least $150,000 in this offering, your first priority will be to maintain your reporting requirements with the Securities and Exchange Commission and your disclosure in your Use of Proceeds table that, if only 30% of the shares are sold in this offering, you will pay Taurus Financial Partners, LLC for the funds advanced to you

for this offering, obtain the permitting and licensing necessary for your business, develop your website, satisfy your Exchange Act reporting obligations and use the rest of the proceeds as working capital. Please also clarify here that because no proceeds for the offering will be put in escrow, all funds raised in the offering will be immediately available for your use.

9. We note your response to our prior comment 19 that your lease payments, beyond the first two months of the lease, will come out of your operational cash flows. However, it appears that you intend to rent the leasehold within the first two months after the closing of the offering and that you will not earn revenues until the end of the twelfth month after the completion of the offering. Please revise or advise.

Certain Relationships and Related Transactions and Corporate Governance, page 37

10. We note your response to our prior comment four and reissue. Please revise to disclose the relationship, if any, between Taurus Financial Partners, LLC and Arctic Eyes, LLC.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3490 with any questions.

Sincerely,

/s/ Chanda DeLong

Chanda DeLong
Attorney-Advisor

cc: Via E-mail
        J. Scott Sitra
        Taurus Financial Partners, LLC